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SEC Mail Processing Section MAR 01 2018 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez 786-999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Capital Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M BAYER
Notary Public - State of Florida
My Comm. Expires Aug 11, 2018
Commission # FF 113435

Signature

General Manager/FinOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited the ("Parent") (collectively, the "Company") as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Credicorp Capital Securities, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Credicorp Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Credicorp Capital Securities, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Credicorp Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As further discussed in Note 4 to the financial statements, Credicorp Capital Securities, Inc. is part of an affiliated group of companies and has extensive transactions with its Parent and affiliates. Credicorp Capital Securities, Inc. is dependent on the continued operations and continued success of an affiliated company, which represents approximately 59% and 68% of Credicorp Capital Securities, Inc.'s total revenues for the years ended December 31, 2017 and 2016, respectively. The Credicorp Capital Securities, Inc. could be negatively impacted if transactions with the affiliated company are discontinued. Management believes Credicorp Capital Securities, Inc. will have similar transactions with its related parties on a going forward basis. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Credicorp Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Credicorp Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Credicorp Capital Securities, Inc.'s auditor since 2006.

Miami, Florida
February 28, 2018

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2017**	**2016**
Cash	$ 2,176,093	$ 2,296,930
Cash at clearing organization	175,415	146,958
Deposit with clearing organization	100,000	100,000
Furniture, equipment and leasehold improvements, net	12,133	13,429
Income tax receivable	8,799	-
Prepaid expenses	37,663	30,562
Accrued commission revenue	5,937	2,896
Other assets	280,944	133,280
TOTAL ASSETS	**$ 2,796,984**	**$ 2,724,055**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 7,258	$ 21,838
Accrued expenses	639,385	489,693
TOTAL LIABILITIES	646,643	511,531
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	650,341	712,524
TOTAL STOCKHOLDER'S EQUITY	2,150,341	2,212,524
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,796,984**	**$ 2,724,055**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016
REVENUES		
Commissions	$ 1,337,007	$ 1,635,587
Principal transactions	1,171,580	682,905
Chaperoning and non-chaperoning income	419,191	446,371
Interest income	2,257	13,185
Other income	297,945	326,043
TOTAL REVENUES	3,227,980	3,104,091
OPERATING EXPENSES		
Salaries and employee benefits	2,034,834	1,821,763
Clearing charges	330,630	421,016
Rent	124,889	125,166
Selling, general, and administrative	120,000	114,000
Communication expense	261,307	254,781
Professional service fees	121,730	251,154
Depreciation and amortization	5,108	6,459
Travel and entertainment	68,678	52,606
Interest	75,687	18,133
Insurance	12,249	11,004
Other operating expenses	143,850	121,966
TOTAL OPERATING EXPENSES	3,298,962	3,198,048
LOSS BEFORE INCOME TAX (BENEFIT) EXPENSE	(70,982)	(93,957)
INCOME TAX (BENEFIT) EXPENSE	(8,799)	8,799
NET LOSS	**$ (62,183)**	**$ (102,756)**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2016	$ 1,000	$ 1,499,000	$ 815,280	$ 2,315,280
Net loss	-	-	(102,756)	(102,756)
BALANCES, DECEMBER 31, 2016	1,000	1,499,000	712,524	2,212,524
Net loss	-	-	(62,183)	(62,183)
BALANCES, DECEMBER 31, 2017	**$ 1,000**	**$ 1,499,000**	**$ 650,341**	**$ 2,150,341**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (62,183)	$ (102,756)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,108	6,459
Deferred rent	(8,419)	83
(Increase) decrease in operating assets:		
Cash at clearing organization	(28,457)	(23,763)
Income tax receivable	(8,799)	149,588
Prepaid expenses	(7,101)	(18,773)
Accrued commission revenue	(3,041)	(66)
Other assets	(147,664)	(79,330)
Increase (decrease) in operating liabilities:		
Accounts payable	(14,580)	(10,423)
Accrued expenses	158,111	(240,143)
NET CASH USED IN OPERATING ACTIVITIES	(117,025)	(319,124)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(3,812)	(11,021)
NET DECREASE IN CASH	(120,837)	(330,145)
CASH, BEGINNING OF YEAR	2,296,930	2,627,075
CASH, END OF YEAR	**$ 2,176,093**	**$ 2,296,930**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$ 75,687**	**$ 18,133**

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Credicorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013, Credicorp Ltd. transferred 100% of the shares of Credicorp Capital Securities, Inc. to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Substantially all of the Company's revenues, approximately 75% and 83% for the years ended December 31, 2017and 2016, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Unrealized appreciation or depreciation is reflected in income currently.

Commissions, Chaperoning and Non-Chaperoning Income

Commissions, chaperoning and non-chaperoning income, and the related clearing expense are recorded on trade date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2017 and 2016, the cash at clearing organization of $175,415 and $146,958 respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 7 for the effect of the enactment of the Tax Cuts and Jobs Act of 2017 ("Tax Act")

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and 2016, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, which is the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance form GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's current conclusions.

Lease accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2017	2016
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 2,001,415	$ 2,121,985
Chaperoning and non-chaperoning income	419,191	446,371
Clearing charges expense	268,685	385,179
Rent expense	124,889	125,166
Selling, general, and administrative	120,000	114,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 6). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement increased from a flat fee of $9,000 to $10,000 in July 2016. For the years ended December 31, 2017 and 2016, the expense sharing amounted to $120,000 and $114,000, respectively, which is recorded in the caption selling, general and administrative expense in accompanying statements of operations. The expense sharing agreement was renewed on October 1, 2017 for a one year period and is automatically renewed for successive one year periods.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

In December 2014, the Company entered into chaperoning agreements with its affiliates in Colombia, Peru and Chile. The affiliates are foreign broker dealers that are not registered in the United States with the SEC and FINRA. These agreements allow the affiliates to conduct equity and fixed income transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the years ended December 31, 2017 and 2016, chaperoning revenue was $89,924 and $126,643, respectively. For the years ended December 31, 2017 and 2016, the Company generated $329,267 and $319,728, respectively, from non-chaperoning transactions, whereas the affiliates had oral or in-person contact with a US institutional investor without the participation or physical presence of the Company.

4. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 59% and 68% of the Company's total revenues for the years ended December 31, 2017 and 2016, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2017	2016
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,487	143,487
Computer equipment	58,636	54,824
Software	12,068	12,068
Artwork	4,672	4,672
	521,067	517,255
Less: accumulated depreciation and amortization	(508,934)	(503,826)
Furniture, equipment and leasehold improvements, net	**$ 12,133**	**$ 13,429**

For the years ended December 31, 2017 and 2016, depreciation and amortization expense amounted to $5,108 and $6,459, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. Rent payments under operating lease are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for all operating leases was $124,889 and $125,166 for the years ended December 31, 2017 and 2016, respectively, including taxes. The sublease agreement expires during December 2022. The aggregate minimum lease payments under all operating leases and subleases as of December 31, 2017 would be approximately as follows:

Year ending December 31,

2018	$ 126,383
2019	130,174
2020	134,079
2021	138,102
2022	142,245
	$ 670,983

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. INCOME TAXES

Income tax (benefit) expense for the years ended December 31, 2017 and 2016 consists of the following:

	2017	2016
Current provision:		
Federal	$ -	$ 8,799
State	-	-
	-	8,799
Deferred benefit:		
Federal	(8,799)	-
State	-	-
	(8,799)	-
Income tax (benefit) expense	**$ (8,799)**	**$ 8,799**

Income tax (benefit) expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to loss before income tax (benefit) expense as a result of the following:

	2017	2016
Expected tax expense	$ (24,134)	$ (31,945)
Permanent differences	782	801
Change in valuation allowance	(130,829)	43,276
Enactment of Tax Act	138,106	-
Other, net	7,276	(3,333)
	$ (8,799)	**$ 8,799**

On December 22, 2017, President Trump signed into law the Tax Act. The Tax Act reduces the corporate tax rate to 21 percent from 35 percent beginning with years starting January 1, 2018. Because a change in tax law is accounted for in the period of enactment, the deferred tax assets and liabilities have been remeasured at the newly enacted U.S. corporate rate, and the impact has been recognized in the Company's tax (benefit) expense for the current year.

The Tax Act also repeals the corporate alternative minimum tax ("AMT") beginning after December 31, 2017. Taxpayers with AMT credit carryforwards that have not yet been used may claim a refund no later than 2022 even though no income tax liability may exist. Therefore, an income tax benefit has been recognized amounting to $8,799 in the current year. Due to the Company's right to receive a refund, regardless of the existence of a tax liability, the AMT credit carryforward has been presented as an income tax receivable on the accompanying statement of financial condition as of December 31, 2017.

7. INCOME TAXES (CONTINUED)

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2017	2016
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 46,394	$ 72,903
Deferred rent	16,862	28,203
Net operating losses	308,290	388,089
AMT Credits	-	8,799
Other	-	4,381
	371,546	502,375
Valuation allowance	(371,546)	(502,375)
	$ -	$ -

The Company has approximately $1,014,698 of Federal and $2,191,111 of State net operating loss carryforwards expiring in various amounts starting in 2036. Their utilization is limited to future taxable earnings of the Company.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2014.

For the years ended December 31, 2017 and 2016, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

8. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $5,018 and $10,613 for the years ended December 31, 2017 and 2016, respectively.

9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 and 2016, the Company had net capital of $1,810,802 and $2,035,253, which was $1,560,802 and $1,785,253, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1 and 0.25 to 1 as of December 31, 2017 and 2016, respectively.

SUPPLEMENTAL SCHEDULE

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 2,150,341
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	12,133
Income tax receivable	8,799
Prepaid expenses	37,663
Other assets	280,944
	339,539
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,810,802
HAIRCUTS ON SECURITIES	-
NET CAPITAL	1,810,802
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $250,000, whichever is greater	250,000
EXCESS NET CAPITAL	**$ 1,560,802**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	646,643
TOTAL AGGREGATE INDEBTEDNESS	**$ 646,643**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.36 to 1**

See Report of Independent Registered Public Accounting Firm.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2017

NET CAPITAL PER COMPUTATION	$ 1,810,802
Adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 1,810,802**

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Credicorp Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2018

CREDICORP CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2017

Credicorp Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2017 to December 31, 2017 without exception.

Credicorp Capital Securities, Inc.

I, Maria Elena Perez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 28, 2018

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016